Form 6-K

02052067

Securities and Exchange Commission

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Interim Report and
Financial Statements
for the Six Months Ended June 30, 2002

ROGERS WIRELESS INC.
One Mount Pleasant Road, 6th Floor
Toronto, Ontario, Canada M4Y 2Y5

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: ______________________
John R. Gossling
Senior Vice President and Chief Financial Officer

Consolidated Financial Statements of

ROGERS WIRELESS INC.

For the six months ended June 30, 2002

(Unaudited)

ROGERS WIRELESS INC.

Consolidated Balance Sheets
(In thousands of dollars)

	June 30 2002 (unaudited)	December 31 2001 (audited) (restated)
Assets		
Fixed assets	$ 2,287,385	$ 2,252,328
Spectrum licences	396,824	396,824
Goodwill	7,058	7,058
Accounts receivable	204,036	250,954
Deferred charges	56,851	60,747
Other assets	96,031	80,645
	$ 3,048,185	$ 3,048,556
Liabilities and Shareholder's Equity		
Liabilities:		
Bank advances, arising from outstanding cheques	$ 4,053	$ 13,517
Long-term debt	2,358,443	2,305,683
Note payable to parent	50,000	50,000
Accounts payable and accrued liabilities	300,333	319,325
Due to parent and affiliated companies	30,213	20,627
Unearned revenue	40,695	37,178
	2,783,737	2,746,330
Shareholder's equity:		
Capital stock	1,755,644	1,755,644
Deficit	(1,491,196)	(1,453,418)
	264,448	302,226
	$ 3,048,185	$ 3,048,556

ROGERS WIRELESS INC.

Consolidated Statements of Income
(In thousands of dollars)

(Unaudited)

	Six Months ended June 30 2002	2001 (restated)
Revenue:		
Wireless voice	$ 806,003	$ 726,693
Messaging and data	29,103	29,230
Network revenue	835,106	755,923
Equipment sales	84,936	86,899
	920,042	842,822
Operating, general and administrative expenses	676,410	646,208
Management fees	5,503	5,342
Operating income before the following:	238,129	191,272
Change in estimates of sales tax and CRTC contribution liabilities	(12,331)	–
Depreciation and amortization	220,330	187,937
Operating income	30,130	3,335
Interest expense (income):		
Long-term debt	95,481	82,362
Notes payable to Rogers Communications Inc.	–	2,092
Notes payable to parent and note receivable from parent, net	–	(809)
Foreign exchange loss (gain)	(30,497)	7,382
Other income	(78)	(1,188)
	64,906	89,839
Loss before income taxes	(34,776)	(86,504)
Income taxes	3,002	3,632
Loss for the period	$ (37,778)	$ (90,136)

ROGERS WIRELESS INC.

Consolidated Statements of Deficit
(In thousands of dollars)

	Six Months ended June 30 2002	Year ended December 31 2001
	(unaudited)	(audited) (restated)
Deficit, beginning of year:		
As originally reported	$ 1,372,529	$ 1,191,875
Adjustment for change in accounting for foreign currency denominated long-term debt	80,889	55,168
As restated	1,453,418	1,247,043
Loss for the period	37,778	205,561
Dividends	–	814
Deficit, end of period	$ 1,491,196	$ 1,453,418

ROGERS WIRELESS INC.

Consolidated Statements of Cash Flows
(In thousands of dollars)

(Unaudited)

	Six Months ended June 30 2002	Six Months ended June 30 2001 (restated)
Cash provided by (used in):		
Operating activities:		
Loss for the period	$ (37,778)	$ (90,136)
Adjustments to reconcile the loss to cash flows:		
Depreciation and amortization	220,330	187,937
Change in estimate of sales tax liability	(19,157)	–
Foreign exchange loss (gain)	(29,862)	7,071
	133,533	104,872
Changes in:		
Accounts receivable	46,918	(1,165)
Other assets	(16,646)	(22,173)
Accounts payable and accrued liabilities and unearned revenue	3,682	(45,086)
Amounts due to/from parent and affiliated companies, net	9,586	(698)
	177,073	35,750
Financing activities:		
Issue of long-term debt	240,000	1,304,400
Repayment of long-term debt	(157,378)	(535,060)
Issue of notes payable to Rogers Communications Inc.	–	90,250
Repayment of notes payable to Rogers Communications Inc.	–	(374,700)
Financing costs incurred		(19,011)
Proceeds from issuance of capital stock	–	393,520
Dividends paid	–	(814)
	(82,622)	858,585
Investing activities:		
Additions to fixed assets	(250,231)	(377,943)
Acquisition of spectrum licences	–	(396,824)
	(250,231)	(774,767)
Increase (decrease) in cash and cash equivalents	9,464	119,568
Cash deficiency, beginning of year	(13,517)	(9,884)
Cash and cash equivalents (deficiency), end of period	$ (4,053)	$ 109,684

ROGERS WIRELESS INC.

Consolidated Statements of Cash Flows
(In thousands of dollars)

(Unaudited)

	Six Months ended June 30 2002	2001 (restated)
Supplemental cash flow information:		
Interest paid	$ 94,237	$ 72,062
Income taxes paid	4,229	2,714
Supplemental disclosure of non-cash transactions:		
Class A Common Shares issued as consideration for the repayment of loans payable to parent company	$ –	$ 1,055,664
Note payable to parent company issued as consideration for the redemption of Class A Preferred Shares	–	75,000
Set-off of note receivable from parent company against note payable to parent company	–	75,000

Cash and cash equivalents (deficiency) are defined as cash and short-term deposit, that have an original maturity of less than 90 days, less bank advances.

1. Basis of Presentation and Accounting Policies

The Consolidated Interim Financial Statements include the accounts of Rogers Wireless Inc. and its subsidiaries (collectively the "Company"). The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company's last year-end and are not fully inclusive of all matters normally disclosed in the Company's annual audited financial statements. As a result, these interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2001.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements except as noted below.

2. Significant Changes In Accounting Policies

(a) Business Combinations and Goodwill

In 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Sections 1581, "Business Combinations," and 3062, "Goodwill and Other Intangible Assets." The new standards mandate the purchase method of accounting for business combinations and also establish criteria for identifying and measuring intangible assets acquired in business combinations that are recorded and reported apart from goodwill. Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values. The new standards do not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use. The new standards are substantially consistent with U.S. GAAP.

Effective upon adoption of the standards on January 1, 2002, the Company discontinued amortization of existing goodwill on a prospective basis and evaluated existing intangible assets to determine whatever necessary reclassifications were required in order to conform to the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards. The Company has evaluated its spectrum licences and other intangible assets and has concluded that they should be accounted for apart from goodwill. The Company has also determined that there are no other intangible assets that should be recognized apart from goodwill as a result of adoption of these standards. The

(Tabular amounts in thousands)

Company has determined that spectrum licences are intangible assets having indefinite lives under the new standards, and, as a result, such intangible assets are not being amortized but instead were tested for impairment in 2002 by comparing their fair values with their book values. During the six months ended June 30, 2002, the Company determined that no impairment in the carrying value of the spectrum licences exists. Under the new standards, goodwill was tested to determine if there is any indication that this goodwill is impaired. To accomplish this, the Company identified its "reporting unit" associated with the goodwill and determined the book value of the reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to that reporting unit. The Company had until June 30, 2002 to calculate the fair value of the reporting unit and compare it to the reporting unit's book value. If the reporting unit's book value exceeded its fair value, the Company would have been required to perform the second step of the transitional impairment test, by calculating the "implied fair value" of the reporting unit's goodwill, and comparing it to the book value of the goodwill. Any shortfall of the implied fair value of the goodwill compared to its book value would be recognized as an effect of a change in accounting policy and charged to the opening deficit for 2002 without restatement for prior periods. During the six months ended June 30, 2002, the Company identified its reporting unit, and the book and fair values of the reporting unit, and determined no impairment exists.

(b) Stock-Based Compensation and Other Stock-Based Payments

Effective January 1, 2002, the Company adopted Stock-Based Compensation and Other Stock-Based Payments in CICA Handbook Section 3870, which establishes the standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. The new standard permits the Company to continue to follow its existing policy of recording no compensation cost on the grant of stock options to employees. No restatement of prior periods was required as a result of the adoption of the new standard. See Note 4 for the disclosure required by the new standard.

(c) Foreign Currency Translation and Hedging Relationships

Effective January 1, 2001, in accordance with CICA Handbook Section 1650, the Company no longer defers and amortizes foreign currency translation gains and losses on U.S. dollar denominated long-term debt. Instead, such gains and losses are recognized immediately in the Consolidated Statement of Income. Upon adoption of the new standard on January 1,

(Tabular amounts in thousands)

2002, deferred charges were reduced by approximately $80.9 million with a corresponding increase to opening deficit as of that date. In addition, the adoption of the new standard required restatement of prior periods. The effect of the adoption of the new standard was to decrease the Company's loss for the three and six months ended June 30, 2002 by approximately $30.2 million (2001 - $24.1 million), and $29.9 million (2001 - $7.1 million increase to loss), respectively.

The CICA also approved Accounting Guideline AcG-13, which establishes the criteria for identification and documentation of hedging relationships, effective for the Company's 2003 fiscal year. The Company plans to comply with the requirements of AcG-13 such that all of its current hedges will continue to qualify for hedge accounting when the guideline becomes effective.

3. Long-term debt

	Interest rate	June 30 2002	December 31 2001
Bank credit facility	Floating	$ 137,000	$ 52,000
Senior Secured Notes due 2006	10-1/2%	160,000	160,000
Senior Secured Notes due 2007	8.30%	273,753	280,110
Senior Secured Debentures due 2008	9-3/8%	433,121	433,121
Senior Secured Notes due 2011	9-5/8%	770,400	770,400
Senior Secured Debentures due 2016	9-3/4%	223,911	231,528
Senior Subordinated Notes due 2007	8.80%	326,521	342,409
Mortgage payable and capital leases	Various	33,737	36,115
		$ 2,358,443	$ 2,305,683

4. Stock Based Compensation

For stock options granted to employees of RWCI's Class B Restricted Voting Shares and RCI's Class B Non-Voting shares, had the Company determined compensation expense based on the theoretical fair value at the grant date of stock option awards to the Company's employees, consistent with the method prescribed under CICA Handbook Section 3870, the Company's loss for the period would have been reported as the pro forma amounts indicated below:

	June 30 2002	June 30 2001
Loss for the period, as reported	$ (37,778)	$ (90,136)
Pro forma loss for the period	(43,940)	(95,086)

(Tabular amounts in thousands)

The weighted average estimated fair value at the date of grant for options granted by RWCI in the six months ended June 30, 2002 was $9.02 per share (2001 $9.42). The weighted average estimated fair value, at the date of the grant, for options granted by RCI to the Company's employees in the six month period ended June 30, 2001 was $11.36. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	June 30 2002		June 30 2001
Risk free interest rate	5.02%	$	5.24%
Dividend yield	–		–
Volatility factor of the future expected market price of RWCI's Class B Restricted Voting shares	50.03%		46.69%
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	–		49.24%
Weighted average expected life of the options	5 years		5 years

5. Revenue

Revenue is comprised as follows:

		June 30 2002		June 30 2001
Wireless voice	$	806,003	$	726,693
Messaging and data		29,103		29,230
		835,106		755,923
Equipment sales		84,936		86,899
	$	920,042	$	842,822

6. Changes in Estimates

(a) In March 2002, the Company received clarification of a provincial sales tax matter common to the wireless industry. As a result, for the six months ended June 30, 2002, the Company has revised its estimate with respect to this liability and has reversed a provision of $19.2 million associated with this matter established in prior years. This amount was recorded in the first quarter of 2002.

(Tabular amounts in thousands)

(b) The Company is required to make payments equal to a percentage of adjusted revenues in accordance with the revenue-based contribution scheme implemented by the CRTC in 2001. Prior to the first quarter of 2002, the calculation of the amount payable was subject to a number of matters of interpretation between the CRTC and the Company. These matters of interpretation were clarified in April 2002 by the CRTC, resulting in an additional amount of $6.8 million in respect of 2001 being payable by the Company. This additional amount was recorded in the first quarter of 2002.

7. Related Party Transactions

(a) The amount due to (from) RWCI and other affiliated companies, and AWE is comprised of the following:

	June 30, 2002	December 31, 2001
RWCI	$ 29,705	$ 27,966
RCI	131	(77)
Rogers Cable Inc. ("Cable")	(129)	(105)
AWE	506	(7,157)
	$ 30,213	$ 20,627

The above amounts, excluding RWCI, reflect intercompany charges for capital and operating expenditures and are short-term in nature. The amounts owing to RWCI arise from cash advances.

ROGERS WIRELESS INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands)

Six Months Ended June 30, 2002 and 2001

7. Related party transactions (continued):

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, being the amount agreed to, is as follows:

	June 30, 2002	June 30, 2001
RCI:		
Management fees	$ 5,503	$ 5,342
Rent income	(3,968)	(2,486)
Financing fees and interest on loan to fund spectrum licences	–	11,424
Interest on notes payable	–	2,092
	1,535	16,372
Cable:		
Transmission facilities usage	220	220
Subscriber activation commissions and customer service	3,469	–
Rent income	(1,824)	(1,774)
	1,865	(1,554)
Media:		
Advertising	765	760
Rent income	(961)	(932)
	(196)	(172)
RWCI:		
Interest expense on notes payable	–	–
Interest income on notes receivable	–	(809)
	–	(809)
AWE:		
Roaming revenue	(5,828)	(5,331)
Roaming expense	9,904	10,960
Financing fees and interest on loan to fund spectrum licences	–	7,481
	4,076	13,110
	$ 7,280	$ 26,947

(b) The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company. The total amounts paid by the Company to these related parties for the six months ended June 30, 2002 was $568,200 (2001 -160,600).